Exhibit 21
DECIPHERA PHARMACEUTICALS, INC.
The following is a list of significant subsidiaries of Deciphera Pharmaceuticals, Inc. as of December 31, 2022.

SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
Deciphera Pharmaceuticals, LLC	Delaware
Deciphera Pharmaceuticals Securities Corporation	Massachusetts